HEADWAY CORPORATE RESOURCES, INC.

2001 | Annual Report

Selected Financial Highlights

All data in thousands, except for per share amounts

Twelve months ended December 31	2001	2000
Revenue	$ 323,037	$ 371,115
Operating income	1,309	18,216
Net (loss) income	(5,679)	5,884
Diluted (loss) earnings per share	(0.67)	0.41
Working capital	34,813	27,457
Total assets	149,164	154,186
Shareholders' equity	26,429	32,739



$48.0
$32.7
$26.4
99
00
01
$148.4
$154.2
$149.2
99
00
01
$360.7
$371.1
$323.0
99
00
01

Shareholders' Equity *in millions* — Total Assets *in millions* — Revenue *in millions*

CORPORATE PROFILE

Headway Corporate Resources, Inc. is a worldwide leader in delivering strategic, value-added staffing solutions for financial services and related industries. Headway's services include executive search and permanent placement, temporary staffing, information technology staffing and outsourced human resources administration.

Headquartered in New York City, the company provides services through Headway Corporate Staffing Services, Inc., Headway Technology Resources and The Whitney Group. The company has offices in New York, California, Connecticut, Florida, Illinois, Massachusetts, New Jersey, North Carolina, Texas, Virginia, the United Kingdom, Japan, Hong Kong and Australia.

NOW occurs in the 86,400 seconds that comprise each day.

Headway is responding proactively to the lackluster economic climate. We are not just waiting for the rebound; we're taking bold, but rational, steps toward the future.



DEAR SHAREHOLDERS



Gary S. Goldstein and Barry S. Roseman

The year 2001 was a challenge: the already-declining economy coupled with unprecedented world events meant that Headway and the global economy had a tough storm to weather. Our financial performance reflected the general unsteady climate of the market. We experienced a net loss which, fortunately, was balanced with positive cash flow.

This year-end financial performance was obviously disappointing, but not entirely unexpected. It requires us to be proactive in response and clearly focused. Now is the time for us to take action. Because now waits for no one.

We started the year with several key initiatives underway: consolidation of our internal accounting and administration, review of our geographic presence, renewed emphasis on credit and collections, improvements in our sales presentation and pricing strategies, and efforts to strengthen our cash flow and profitability.

As the economy, and the world in general, continued to bring us multiple, diverse challenges throughout 2001, we recognized that our current initiatives would need to be combined with dramatic change. We knew that we would need to respond proactively to the lackluster economic climate. Headway is not waiting for the rebound; we're taking bold, but rational, steps toward the future and are facing the current recession head on. In April 2002, we amended our Senior Credit Facility, extending the maturity date to June 2003, which provides us with the liquidity we need to focus on improving our own financial performance as the economy begins to improve.

We are confident that the need for executive search and staffing services, which went into an almost complete holding pattern in the last half of 2001, will regenerate and 'morph'. We believe that in the future, these services will be relied upon in a different manner than they are now. And, we are making Headway ready for that difference.

NOW IS THE TIME FOR CREATIVITY

Now is the time for seeking new markets, for growing slowly and rationally, but with confidence. Now is the time for finding new products and new services for emerging markets.

Headway knows the future holds some uncertainties, but we are committed to growth for ourselves and our clients. We have top talent, professional expertise and quality products.

FACT The economy of the future will require a restructuring of human capital services. Headway is building a foundation to support these demands — some of which are known, but many that cannot be predicted.

NOW we face new challenges.

We are changing now so that we can persevere through these challenging times. These changes will let us move forward with confidence and strength, positioning our company and our clients to be ready for the next big market opportunity.

None of us can ignore how tumultuous last year was for Headway and our industry. However, as a result of tragic world events and significant economic swings, our clients now have an even greater understanding and appreciation of how our services can help them manage risk. Headway enables clients to focus on their core business and rely on us for 'people' issues. Our executive search, temporary and contract staffing, back-office administration, benefits and training support, and consultative services provide freedom — making the connection between the management of human capital and risk even more apparent.

HEADWAY'S MISSION

Our mission is to provide qualified, talented resources with ease, efficiency and confidence, delivered by a motivated and empowered team. We help our clients prepare and plan for the future now by offering consultative and comprehensive services. We strive to be a customer-intimate company, a partner that doesn't merely uncover opportunities, but helps create them. Our strength is total human capital solutions.

As the economy begins to rebound, many employers will begin to cautiously rebuild their resources. Accordingly, we believe that more and more companies will turn to our human capital solutions to help reduce risk and obtain resources in order to grow, create and succeed. Our services enable our clients to be responsive to the changing and growing economy.

Our company's solid track record in providing these services will work in our favor as more organizations worldwide seek resource companies with solid credentials to meet their varied needs. We are confident that our company is well positioned for growth as the marketplace improves.

WE ARE RESPONDING TO NEW CHALLENGES

We are consciously transforming Headway to meet our clients' needs. Our product and service mix is being restructured to maximize our growth as an industry leader. And, we are

NOW the connection between the management of human capital and risk is even more apparent.

2001 was a tumultuous year in many ways, and now our clients have an even greater understanding and appreciation of how our services help them manage risk. We've demonstrated that our services allow them to more fully focus on their core business and rely on us for many 'people' issues.

improving or 'evolving' our senior management team who will lead our internal talent in creating a highly-professional, efficient team.

We now face new challenges. The economy of the future will require a total restructuring of human capital services. Headway is building a foundation to support these new and diverse demands.

WE ARE TAKING AIM TOWARD NEW MARKETS

We are not only transforming the company, but also enhancing our client base. In the 'new-new' economy, we foresee gaps in the availability of human capital and the management services that support them: executive search, recruiting, payroll, benefits, and training. By positioning Headway as a true value-added supplier of all of these services, we will be able to fill this new market niche — another example of the proactive approach we are taking that will provide the impetus to our success.

We are also taking aim towards new markets, such as seeking out the middle marketplace. Our services are particularly valuable to this growing market segment, where internal resources may be lean: in human resources, administrative support, or in areas where business is cyclical.

In the executive search marketplace, we are clearly focused on being a strategic partner. The Whitney Group seeks and builds strong customer-centric relationships by researching and sharing with clients valuable market intelligence. These consultative services position us as senior advisors who are part of a client company's knowledge resource, and an integral part of their success. The Whitney Group continues to be ranked first among executive search firms globally, a fine distinction in a world marketplace filled with short-lived firms. Our 20+ years of experience sets us apart as a company with depth.

WE ARE MAKING STRATEGIC CHANGES

As a key part of our transformation plan, we are focusing on our technology as a point of competitive advantage. The improvements we are making to our systems will greatly enhance our flexibility, enabling us to be more client-responsive. We are also utilizing our systems to create back-office efficiencies. We have begun to look at our mix of talents and

Headway is creating opportunities: we are re-appropriating our presence in the marketplace, both by industry focus and geography.

Now we must create opportunity, not merely identify it.

resources in relation to our clients' needs. And, we are positioning our staff to provide a new level of corporate professionalism that will serve us well in the times ahead.

We are taking aggressive, but logical steps to improve and enhance our presence and product mix. Our business plans are agile and have helped us identify regions in the U.S. where quality human resource services are most needed. We have made changes so we can provide services in these areas more efficiently. We are aggressively expanding into legal, accounting and finance positions.

We have a keen, competitive advantage. By taking on the human capital staffing and related support needs for our clients — *offering them a total solution approach* — we allow them to explore new opportunities, secure in the knowledge that we will provide the best quality human capital when and where they need them. Our widespread presence and local strength serves our clients well, in whatever ways they choose to grow.

WE ARE POISED TO MEET NEW INDUSTRY NEEDS

In the last year, The Whitney Group has identified business sectors as growth areas for our industry. These include energy, biosciences and healthcare. Energy, as a whole, has the *potential for great expansion, encompassing everything from traditional fuels to storage cells* to alternative energy sources. And as the energy companies of the future grow, they will need consultancy services, human capital resources and infrastructure assistance. Once again, our company is well poised to service the needs of these industries.

As an expansion of our traditional base in the financial services area, we are now advising private equity and venture capitalist firms. These firms are where the growth in the economy originates. We will continue to build from our current base of knowledge and expertise to be ready for wherever world markets take — and need — Headway.

NOW IS THE TIME FOR CHANGE

Change is growth. It's how we learn. And right now, for all of us at Headway, change is the new norm. We know that change can seem disruptive, but at its core, it offers a chance for rebirth, renewal, transformation. While we recognize the changes underway in our company and our industry will ultimately be good for us — employees, clients and shareholders alike — we also recognize that change, especially now, can be unsettling.

Now

we

know

heroes.

FACT We at Headway shared in the shock, grief and pain that was September 11, 2001. We remember, with honor and compassion, family and friends who were lost that day, many of whom gave their lives for others.

Now, more than ever, Headway is proud to be a part of this city. The resilience of our employees, of New Yorkers, and of the global community has inspired us and given us all the courage to move forward.

For those committed to meeting the demands of a changing world, taking action now separates the leaders from the followers. Headway is one of those leaders.

NOW: A NECESSARY, COMPANY-WIDE EVOLUTION

Over time, we believe that a series of well thought out, rational changes are what constitute an efficient evolution, and are what brings a company to a true transformation. That is what has been happening here at Headway over the last few years.

We have spent 2001 weathering some significant shifts in our marketplace and the world economy. It hasn't been easy. However, the ideas we put in motion at the beginning of last year have helped to move us closer to a total transformation — a necessary, company-wide evolution that will make Headway more market resilient, efficient and prepared for the unknown market changes ahead.

Now is the time for coming together. Headway is not about individuals or separate units, but one team with one common goal, striving for the best. We must continue to integrate our entrepreneurial shops to one, unified company. This unification must be done for the sake of our clients and provides the best course for our own renewed growth.

Now is the time for Headway to take careful but bold steps to move forward. Now is the time for action. We are well positioned to seize new opportunities as they become available. Now is the time for change as we develop new products and services to meet our clients' diverse needs.

We look forward to the year ahead, the new now, confident that we have the resources and strategies in place to bring Headway into a new year filled with promise for our employees, our clients and our shareholders. We hope you will join us and support us on this exciting journey.

Gary S. Goldstein
Chairman of the Board & Chief Executive Officer

Barry S. Roseman
President & Chief Operating Officer

financial review

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Headway is a leading provider of staffing and executive search services to businesses in a variety of industries, including, financial services, e-commerce, media, entertainment, information technology and telecommunication. Headway established its human resource business through 20 acquisitions of staffing and professional services companies from 1996 through 1999. Headway's goal is to continue to build a national staffing business focused on providing these services with an emphasis in the financial services industry as well as other identified industries. Headway's strategy for achieving this goal is to emphasize programs that generate internal growth.

In 2001, Headway focused its efforts on reducing costs in response to the weakened economy. This included a reduction of headcount and operating expenses as well as the consolidation of certain business lines. We also began the national rollout of our newly developed operating software, Staffserv. In May 2001, Headway opened a new clerical staffing office in Torrance, California.

In March 1999, Headway bought out the employment agreement of the vice chairman and executive vice president of Headway Corporate Staffing Services, a wholly owned subsidiary. In connection with this termination, Headway incurred a non-recurring pre-tax charge of $2.3 million or $1.4 million after tax in the first quarter of 1999.

In June 1999, Headway acquired substantially all of the assets of the Resource Management division of Nine Rivers Technology Corporation, with offices in Florida, Texas and North Carolina. The acquired offices were folded into existing Headway locations in North Carolina, Florida and Texas. The acquired division of Nine Rivers is engaged in the business of offering temporary information technology staffing services.

In November 1999, Headway acquired all of the outstanding capital stock of Tyzack Holding Limited, the oldest established executive search firm in the UK with offices in London and Leeds. While Tyzack performs executive search for financial services companies, it also provides search services in other industries such as e-commerce, media and entertainment, consumer goods, information technology and telecommunications.

Critical Accounting Policies

Revenue Recognition

Information technology staffing, temporary staffing and human resource staffing revenue is recognized when the temporary personnel perform the related services. Permanent placement revenue is recognized when the placement is employed. Provisions are made for estimated losses in realization (principally due to applicants not remaining in employment for the guaranteed period, usually 90 days) and for bad debts. These provisions are reviewed periodically and have always been found to be adequate based on the Company's experience in this regard.

Executive search services are primarily engaged on a retainer basis. Income from retainer contracts which provide for periodic billings over periods of up to one year, is recognized as earned based on the terms of the contract.

Goodwill

Goodwill is amortized utilizing the straight-line method over a period of 20 to 30 years. The Company periodically evaluates the carrying value and the periods of amortization of goodwill based on the current and expected future non-discounted income from operations of the entities giving rise to the goodwill to determine whether events and circumstances warrant revised estimates of carrying value or useful lives. No such write-downs have been made.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141, "Business Combinations", effective for all combinations initiated after June 30, 2001, and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statement. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provisions of SFAS 142 is expected to result in a decrease in amortization expense of approximately $4,000,000 ($0.37 per share) pre-tax per year. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. Based on steps the Company has taken to prepare for the adoption of Statement 142, it is likely that between $35 and $45 million of the goodwill related to the acquisitions completed by the Company will be impaired using the impairment test required by Statement 142. The impairment that is required to be recognized when adopting Statement 142 will be reflected as the cumulative effect of a change in accounting principle in the first quarter of 2002. The Company plans to complete the measurement of the impairment loss in 2002.

Results of Operations

Years Ended December 31, 2001 and 2000

Revenue decreased $48.1 million to $323.0 million for the year ended December 31, 2001, from $371.1 million for the year ended December 31, 2000. The decrease in revenue for 2001 is attributable to the slowing of the economy in 2001 and the resulting decline in demand for staffing services. In addition, the tragic events of September 11, 2001 had a profound impact on two of the Company's primary markets: the financial services industry and the New York metropolitan area.

Whitney, the executive search segment contributed $26.1 million to consolidated revenues in 2001, a decrease of $11.5 million from $37.7 million in 2000. This decrease is attributable to the economic slowdown in 2001. Whitney primarily serves the financial services industry, which was significantly impacted by the events of September 11th. Many of Whitney's clients experienced significant layoffs and implemented hiring freezes during 2001.

The staffing subsidiary, Headway Corporate Staffing Services, Inc. (HCSS) contributed revenues of $296.9 million, a decrease of $36.6 million from $333.5 million in 2000. The decline in revenues was a result of the negative impact of the unfavorable economic conditions on the demand for information technology and clerical staffing services.

Total operating expenses decreased $31.2 million to $321.7 million for 2001 from $352.9 million for 2000. The decrease is the result of a $19.5 million decrease in direct costs, a $12.1 million decrease in selling, general and administrative expenses, offset by a $0.5 million increase in depreciation and amortization. Direct costs increased as a percentage of revenues to 78.4% in 2001 from 73.5% in 2000. This increase in direct costs as a percentage of revenues is a result of a change in Headway's business mix in 2001, as well as pricing pressure that we experienced in some of our markets. Specifically, the executive search business that has no direct costs experienced more significant declines than the staffing business, therefore reducing its percentage of our total revenues. The decrease in selling, general and administrative expenses is primarily attributed to the lower commission expenses associated with the reduction in revenues, as well as staff reductions and other cost-cutting initiatives implemented this year in response to the unfavorable economic conditions.

Whitney's selling, general and administrative expenses decreased $5.0 million to $23.4 million for the year ended December 31, 2001 as compared to $28.4 million for the same period last year. The decrease relates primarily to the reduced commissions related to the lower executive search revenues.

HCSS' selling, general and administrative expenses decreased $5.9 million to $37.0 million for the year ended December 31, 2001 as compared to $42.9 million for the same period last year. The decrease in selling, general and administrative expenses is primarily attributable to the lower commission expense associated with the decline in revenues, as well as staff reductions and other cost-cutting initiatives that were implemented in 2001.

Interest expense increased $2.9 million to $10.9 million for the year ended December 31, 2001 as compared to $8.0 million for the same period last year. The increase in interest expense related to increased amortization of deferred financing costs relating to the amendment completed in August 2001, an increase in the applicable margin for base rate loans under the Amended Senior Credit Facility, the default penalty on the Senior Credit Facility during the fourth quarter of 2001, and expense relating to the Company's interest rate swap.

The Company had a net loss of $5.7 million for the year ended December 31, 2001 compared to net income of $5.9 million for the year ended December 31, 2000.

Years Ended December 31, 2000 and 1999

Revenue increased $10.4 million to $371.1 million for the year ended December 31, 2000, from $360.7 million for the year ended December 31, 1999. The increase in revenue for 2000 is attributable to a full year of results from the executive search acquisition completed in the latter part of 1999. The relatively modest growth in revenue is misleading and will continue to be a less significant measurement criterion as Headway focuses its growth strategy on higher margin business and reduces the emphasis on high revenue low margin human resource staffing business. This is evident in the decrease in direct costs as a percentage of revenues to 73.5% for the year ended December 31, 2000 from 76.1% for the same period in 1999. During 2000, Headway experienced strong performance in the executive search and permanent placement business offset by a continued decline in the information technology staffing business.

Whitney, the executive search segment contributed $37.7 million to consolidated revenues in 2000, an increase of $11.7 million from $26.0 million in 1999. This increase is due to the continued strong demand for new hires in the financial services industry and the full year results from the Tyzack acquisition made in November 1999.

The staffing subsidiary, Headway Corporate Staffing Services, Inc. (HCSS) contributed revenues of $333.4 million, a decrease of $1.3 million from $334.7 million in 1999. Revenues were slightly behind 1999, as Headway focused on reducing it's lower margin human resource staffing business, as well as the very low supply of information technology staffing candidates, which has resulted in slightly lower revenue for information technology staffing.

Total operating expenses (excluding the $2.3 million termination payment in 1999) increased $10.8 million to $352.9 million for 2000 from $342.1 million for 1999. The increase is the result of a $11.4 million increase in selling, general and administrative expenses, a $900,000 increase in depreciation and amortization, offset slightly by a $1.5 million decrease in direct costs. Direct costs decreased as a percentage of revenues to 73.5% in 2000 from 76.1% in 1999. This decrease in direct costs as a percentage of revenues is a result of Headway's changing business mix. Specifically, the executive search business that has no direct cost is becoming a larger percentage of our total revenues and the human resource staffing business, which traditionally has a high direct cost, has decreased. The increase in selling, general and administrative expenses is primarily attributed to the higher commission expenses associated with a larger portion of revenues being generated from executive search and permanent placements.

Whitney's operating expenses increased $9.5 million to $28.4 million for the year ended December 31, 2000 as compared to $18.9 million for the same period last year. The increase relates primarily to the increased commissions related to the higher executive search revenues as well as a full year of operating expenses of Tyzack.

HCSS operating expenses increased $900,000 to $42.9 million for the year ended December 31, 2000 as compared to $42.0 million for the same period last year. The increase in selling, general and administrative expenses is primarily attributable to the higher commission expense associated with higher revenues generated from permanent placements.

Net income increased $99,000 to $5.9 million for the year ended December 31, 2000 compared to $5.8 million for the year ended December 31, 1999.

Liquidity and Capital Resources

As of December 31, 2001, $72.0 million in aggregate principal amount was outstanding under the Senior Credit Facility, $10.0 million in aggregate principle amount was outstanding under the Senior Subordinated Notes due 2006 and $20.0 million in face amount of Series G Convertible Preferred Stock of the Company (the "Preferred Stock") was outstanding. The Company failed to comply with certain financial ratios during the fourth quarter of 2001, creating an event of default under the Senior Credit Facility, the Indenture for the Senior Subordinated Notes and the Certificate of Designations for the Preferred Stock. On April 17, 2002, the Company entered into an amendment to the Senior Credit Facility and obtained a waiver of the financial ratio defaults. The amendment provides for an increase in the margin for base rate loans, partial pay down of the loan balance with the Company's cash balance over $8 million or if the accounts receivable balance falls below certain thresholds, modified financial covenants, and an extended maturity date. The amended Senior Credit Facility, which was set to expire on April 18, 2002, has been extended to an expiration date of June 30, 2003, with all outstanding amounts then due. Even though the Company has obtained amendments and waivers, the Company will need to negotiate a further extension of these agreements or complete a re-financing prior to the expiration date of the Senior Credit Facility in June 2003.

On April 17, 2002, but effective as of March 31, 2002, the Company also entered into an amendment of the Indenture for the Senior Subordinated Notes and the Second Limited Waiver with the Senior Subordinated Notes Holders and the Preferred Stockholders, which provided for a waiver of the events of default on the Senior Subordinated Notes and a waiver of the Preferred Stock events of default through the Recap Amendment Termination Date (See Note 8 (i) to the Financial Statements). The Second Limited Waiver also waived the payment of (but not the accrual of) interest and dividends through the Recap Amendment Termination Date, modified certain financial covenants, waived the increase in the interest rate on the Senior Subordinated Notes and decreased the exercise price on the First Series G Warrants and the Third Series G Warrants.

In connection with the transactions described above, discussions regarding the employment arrangements that will likely be required to induce the management team to commit to remain with the Company and to align their compensation incentives with the interests of the shareholders and creditors of the Company, have been held among representatives of the Company's Board of Directors, senior management as well as representatives of the senior debt holders and certain of the holders of the senior subordinated debt and the Preferred Stock. While no definitive agreement has been reached, it is expected that such employment arrangements would include base salaries and bonuses consistent with current levels, retention bonuses, and customary non-competition and non-solicitation provisions. In addition, it is expected that the Company would establish a new "Management Incentive Plan" ("MIP"). Under the MIP, the management group would receive, as incentive compensation, amounts based on the total realized by the Company in one or more liquidity transactions such as sales of assets, merger or sale of the entire company, or refinancing of the Company's indebtedness: 10% between $40 and $75 million; 20% between $75 and $107.5 million; and, 30% above $107.5 million. No assurance can be given that the Company and the executives will enter into such arrangements.

Net cash provided by operating activities was $4.5 million in 2001. This is primarily due to a net loss of $5.7 million, depreciation and amortization expenses of $7.2 million and a $14.6 million decrease in accounts receivable and other assets. This was partially offset by an $8.8 million decrease in accrued payroll and a $3.4 million decrease in income taxes payable. In 2000 cash provided by operating activities of $15.3 million was primarily due to net income of $5.9 million and depreciation and amortization expenses of $5.9 million, a $2.2 million increase in accounts payable and accrued expenses and a $3.1 million increase in accrued payroll, partially offset by a $1.4 million decrease in income taxes payable.

Total cash used in investing activities of $7.1 million in 2001 and $9.5 million in 2000 was primarily the result of the earn-outs paid related to the acquisitions completed during 1999, 1998 and 1997, and to a lesser extent purchases of property and equipment.

Total cash provided by financing activities was $9.6 million compared to total cash used in financing activities of $6.0 million for 2000. Cash generated by financing activities in 2001 related to additional borrowings made on Headway's revolving credit facility, partially offset by payments of loan acquisition fees, dividends and capital lease obligations. Cash used in financing activities in 2000 related to payments made on Headway's revolving credit facility, payments of other loans and dividend payments.

In September 1998, Headway announced that its Board of Directors had authorized a stock repurchase program of up to 1.0 million shares. In 2000, Headway spent $20,000 to repurchase approximately 5,000 shares. Such shares were retired in 2001.

On January 22, 2002, the Securities and Exchange Commission issued FR-61, Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations. The release sets forth certain views of the Securities and Exchange Commission regarding disclosure that should be considered by registrants. Headway's contractual obligations and commercial commitments are summarized below, and are fully disclosed in the Notes to Consolidated Financial Statements. The following table includes aggregate information about Headway's contractual obligations as of December 31, 2001 and the periods in which payments are due:

(In Thousands)

Contractual Obligations	Payments Due by Period				
	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
Loans payable	$ 82,000	$ —	$ 82,000	$ —	$ —
Capital lease obligations	362	246	116	—	—
Operating leases	10,400	2,880	3,899	2,336	1,285
Unconditional purchase obligations	None				
Other long-term obligations (1)	1,287	1,287	—	—	—
Total contractual cash obligations	$ 94,049	$ 4,413	$ 86,015	$ 2,336	$ 1,285

The following table includes aggregate information about Headway's commercial commitments as of December 31, 2001. Commercial commitments are items that Headway could be obligated to pay in the future. They are not required to be included in the consolidated balance sheet.

(In Thousands)

Other Commercial Commitments	Total Amounts Committed	Amount of Commitment Expiration Per Period			
		Less than 1 year	1–3 years	4–5 years	After 5 years
Lines of credit	None				
Standby letters of credit	$ 1,750	$ 1,750	$ —	$ —	$ —
Guarantees	None				
Standby repurchase obligations	None				
Other commercial commitments	None				
Total commercial commitments	$ 1,750	$ 1,750	$ —	$ —	$ —

(1) Represents earn-out amounts payable to the former owners of businesses previously acquired by Headway.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141, "Business Combinations", effective for all combinations initiated after June 30, 2001, and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statement. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provisions of SFAS 142 is expected to result in a decrease in amortization expense of approximately $4,000,000 ($0.37 per share) pre-tax per year. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. Based on steps the Company has taken to prepare for the adoption of Statement 142, it is likely that between $35 and $45 million of the goodwill related to the acquisitions completed by the Company will be impaired using the impairment test required by Statement 142. The impairment that is required to be recognized when adopting Statement 142 will be reflected as the cumulative effect of a change in accounting principle in the first quarter of 2002. The Company plans to complete the measurement of the impairment loss in 2002.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business". The Company is required to adopt SFAS 144 in the first quarter of 2002. The Company does not expect the adoption of this statement to have a material effect on its financial position and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Headway is exposed to changes in interest rates primarily from its long-term debt arrangements. Under its current policies, Headway uses interest rate derivative instruments to manage exposure to interest rate changes. As of December 31, 2001, Headway had one interest rate exchange agreement converting $30.0 million of variable rate borrowings under the Senior Credit Agreement to a fixed rate of 6.868% per annum plus the applicable margin, expiring in 2002.

Headway is exposed to credit loss in the event of non-performance by the counter-party, a large financial institution. However, Headway does not anticipate non-performance by the counter-party.

Selected Financial Data

The selected consolidated financial data set forth below as of and for the years ended December 31, 2001, 2000, 1999, 1998, and 1997, were derived from audited consolidated financial statements of Headway.

(Dollars in Thousands, except per share data)

Year Ended December 31	2001	2000	1999	1998	1997
Statement of Operations Data					
Revenues	$ 323,037	$ 371,115	$ 360,742	$ 291,303	$ 142,842
Direct costs	253,354	272,872	274,360	224,993	104,396
Selling, general and administrative expenses	62,587	74,690	63,349	48,638	29,588
Termination of employment contract	—	—	2,329	—	—
Depreciation and amortization	5,787	5,337	4,411	2,952	1,453
Total operating expenses	68,374	80,027	70,089	51,590	31,041
Operating income from continuing operations	1,309	18,216	16,293	14,720	7,405
Other (income) expenses					
Interest expenses	10,879	8,049	6,331	4,515	2,662
Interest income	(113)	(105)	(122)	(152)	(104)
(Gain) on sale of investment	—	—	—	(901)	(4,272)
Other (income) expenses, net	—	—	—	—	(750)
	10,766	7,944	6,209	3,462	(2,464)
Income (loss) from continuing operations before income tax expense (benefit)	(9,457)	10,272	10,084	11,258	9,869
Income tax expense (benefit)	(3,778)	4,388	4,299	4,639	4,064
Income (loss) from continuing operations	(5,679)	5,884	5,785	6,619	5,805
(Loss) from discontinued operations	—	—	—	—	(2,999)
Net income (loss) before extraordinary item	(5,679)	5,884	5,785	6,619	2,806
Extraordinary (loss)	—	—	—	(1,557)	—
Net income (loss)	(5,679)	5,884	5,785	5,062	2,806
Preferred dividend requirements	(1,500)	(1,414)	(1,100)	(866)	(137)
Net income (loss) available for common stockholders	$ (7,179)	$ 4,470	$ 4,685	$ 4,196	$ 2,669

(Dollars in Thousands, except per share data)

Year Ended December 31	2001	2000	1999	1998	1997
Basic earnings (loss) per common share					
Continuing operations	$ (0.67)	$ 0.42	$ 0.46	$ 0.58	$ 0.79
Discontinued operations	—	—	—	—	(0.42)
Extraordinary item	—	—	—	(0.15)	—
Net income (loss)	$ (0.67)	$ 0.42	$ 0.46	$ 0.43	$ 0.37
Diluted earnings (loss) per common share					
Continuing operations	$ (0.67)	$ 0.41	$ 0.40	$ 0.47	$ 0.58
Discontinued operations	—	—	—	—	(0.30)
Extraordinary item	—	—	—	(0.11)	—
Net income (loss)	$ (0.67)	$ 0.41	$ 0.40	$ 0.36	$ 0.28
Average shares outstanding					
Basic	10,729,627	10,590,461	10,287,978	9,853,354	7,223,462
Diluted	10,729,627	14,248,902	14,328,754	14,157,012	10,012,198

(Dollars in Thousands)

As of December 31	2001	2000	1999	1998	1997
Balance Sheet Data					
Working capital	$ 34,813	$ 27,457	$ 30,566	$ 32,139	$ 450
Total assets	149,164	154,186	148,419	126,946	67,336
Long-term debt, excluding current portion	82,000	69,700	72,750	60,959	19,059
Stockholders' equity	26,429	32,739	48,001	42,571	16,452

Market for Registrant's Common Equity and Related Stockholder Matters

Market Price Information

Since August 3, 2000, Headway's common stock has traded on the American Stock Exchange under the symbol "HEA." Previously, quotations for Headway's common stock were reported on the Nasdaq National Market.

The following table sets forth the high and low closing sale prices for the common stock as reported on the American Stock Exchange and Nasdaq National Market for 2000 and the American Stock Exchange for all of 2001.

Calendar Quarter Ended	High ($)	Low ($)
March 31, 2000	5.060	3.380
June 30, 2000	3.750	2.940
September 30, 2000	3.380	2.190
December 31, 2000	3.130	1.130
March 31, 2001	2.400	1.375
June 30, 2001	1.850	0.950
September 30, 2001	1.100	0.400
December 31, 2001	0.700	0.300

Since its inception, no dividends have been paid on Headway's common stock. Headway intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future. As of March 31, 2002, Headway had approximately 242 stockholders of record.

Report of Independent Auditors

To the Board of Directors and Stockholders
Headway Corporate Resources, Inc.

We have audited the accompanying consolidated balance sheets of Headway Corporate Resources, Inc. and Subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Headway Corporate Resources, Inc. and Subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

New York, New York, March 1, 2002, except for the second paragraph of Note 1,
and the fifth paragraph of Note 8, as to which the date is April 17, 2002

Consolidated Statements of Operations

(Dollars in Thousands, except per share data)

Year ended December 31	2001	2000	1999
Revenues	$ 323,037	$ 371,115	$ 360,742
Operating expenses			
Direct costs	253,354	272,872	274,360
Selling, general and administrative	62,587	74,690	63,349
Termination of employment contract	—	—	2,329
Depreciation and amortization	5,787	5,337	4,411
	321,728	352,899	344,449
Operating income	1,309	18,216	16,293
Other (income) expenses:			
Interest expense	10,879	8,049	6,331
Interest income	(113)	(105)	(122)
	10,766	7,944	6,209
(Loss) income before income tax (benefit) expense	(9,457)	10,272	10,084
Income tax (benefit) expense	(3,778)	4,388	4,299
Net (loss) income	(5,679)	5,884	5,785
Preferred dividend requirements	(1,500)	(1,414)	(1,100)
Net (loss) income available for common stockholders	$ (7,179)	$ 4,470	$ 4,685
Basic (loss) earnings per common share	$ (.67)	$ .42	$ .46
Diluted (loss) earnings per common share	$ (.67)	$ .41	$ .40

See accompanying notes.

Consolidated Balance Sheets

(Dollars in Thousands)

December 31	2001	2000
Assets		
Current assets		
Cash and cash equivalents	$ 8,641	$ 1,549
Accounts receivable, trade, net of allowance for doubtful accounts of $1,430 (2001) and $1,156 (2000)	37,713	53,714
Prepaid expenses and other current assets	2,181	1,151
Deferred financing costs, current	979	—
Prepaid and refundable income taxes	4,279	900
Total current assets	53,793	57,314
Property and equipment, net	5,691	6,016
Intangibles, net of accumulated amortization of $14,865 (2001) and $10,825 (2000)	87,313	88,374
Deferred financing costs	509	1,308
Other assets	1,858	1,174
Total assets	$ 149,164	$ 154,186
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 1,302	$ 3,576
Accrued expenses	7,848	4,853
Accrued payroll	8,319	17,248
Capital lease obligations, current portion	224	377
Earn-outs payable	1,287	3,803
Total current liabilities	18,980	29,857
Capital lease obligations, less current portion	111	291
Long-term debt	82,000	69,700
Deferred rent	1,073	1,143
Deferred income taxes	307	456
Other liabilities	264	—
Commitments and contingencies		
Preferred Stock—$.0001 par value, 5,000,000 shares authorized:		
Series F, Convertible Preferred Stock—$.0001 par value, 1,000 shares authorized, 0 and 1,000 shares issued and outstanding (aggregate liquidation value $20,000) as of December 31, 2001 and 2000, respectively	—	20,000
Series G, Convertible Preferred Stock—$.0001 par value, 1,000 shares authorized, 1,000 and 0 shares issued and outstanding (aggregate liquidation value $20,000) as of December 31, 2001 and 2000, respectively	20,000	—

(Dollars in Thousands)

December 31	2001	2000
Stockholders' equity		
Common stock—$.0001 par value, 20,000,000 shares authorized, 10,914,627 shares issued and outstanding at December 31, 2001 and 11,589,727 shares issued and outstanding at December 31, 2000	1	1
Additional paid-in capital	18,268	20,379
Treasury stock, at cost	—	(3,211)
Notes receivable	(71)	(84)
Deferred compensation	(382)	(497)
Retained earnings	9,220	16,399
Other comprehensive (loss)	(607)	(248)
Total stockholders' equity	26,429	32,739
Total liabilities and stockholders' equity	$ 149,164	$ 154,186

See accompanying notes.

Consolidated Statements of Stockholders' Equity

(Dollars in Thousands, except share data)	Series F Convertible Preferred Stock Shares	Series F Convertible Preferred Stock Amount	Common Stock Shares	Common Stock Amount
Balance at December 31, 1998	1,000	$ 20,000	10,419,220	$ 1
Repayment of notes receivable	—	—	—	—
Issuance of stock for acquisitions	—	—	425,110	—
Exercise of options	—	—	403,231	—
Issuance of common stock to an officer for services	—	—	125,000	—
Amortization of stock-based compensation	—	—	—	—
Preferred stock dividends	—	—	—	—
Treasury stock	—	—	—	—
Comprehensive income:				
Translation adjustment	—	—	—	—
Net income	—	—	—	—
Comprehensive income	—	—	—	—
Balance at December 31, 1999	1,000	20,000	11,372,561	1
Repayment of notes receivable	—	—	—	—
Issuance of stock for acquisitions	—	—	157,166	—
Issuance of common stock to an employee for services	—	—	60,000	—
Amortization of stock-based compensation	—	—	—	—
Preferred stock dividends	—	—	—	—
Treasury stock	—	—	—	—
Comprehensive income:				
Translation adjustment	—	—	—	—
Net income	—	—	—	—
Comprehensive income	—	—	—	—
Balance at December 31, 2000	1,000	20,000	11,589,727	1
Retirement of treasury stock	—	—	(675,100)	—
Repayment of notes receivable	—	—	—	—
Amortization of stock-based compensation	—	—	—	—
Preferred stock dividends	—	—	—	—
Issuance of warrants	—	—	—	—
Transfer to temporary equity	(1,000)	(20,000)	—	—
Comprehensive (loss):				
Translation adjustment	—	—	—	—
Cumulative effect of change in accounting for derivative financial instrument, net of applicable income tax of $187	—	—	—	—
Change in fair value of derivative, net of applicable income tax of $12	—	—	—	—
Net (loss)	—	—	—	—
Comprehensive (loss)	—	—	—	—
Balance at December 31, 2001	—	$ —	10,914,627	$ 1

See accompanying notes.

Additional Paid-in Capital	Treasury Stock Shares	Treasury Stock Amount	Notes Receivable	Deferred Compensation	Retained Earnings	Other Comprehensive Income (Loss)	Total Stockholders' Equity
$ 15,779	(57,200)	$ (290)	$ (172)	$ —	$ 7,244	$ 9	$ 42,571
—	—	—	46	—	—	—	46
1,969	—	—	—	—	—	—	1,969
1,597	—	—	—	—	—	—	1,597
475	—	—	—	(475)	—	—	—
—	—	—	—	35	—	—	35
—	—	—	—	—	(1,100)	—	(1,100)
—	(612,900)	(2,901)	—	—	—	—	(2,901)
—	—	—	—	—	—	(1)	(1)
—	—	—	—	—	5,785	—	5,785
—	—	—	—	—	—	—	5,784
19,820	(670,100)	(3,191)	(126)	(440)	11,929	8	48,001
—	—	—	42	—	—	—	42
416	—	—	—	—	—	—	416
143	—	—	—	(143)	—	—	—
—	—	—	—	86	—	—	86
—	—	—	—	—	(1,414)	—	(1,414)
—	(5,000)	(20)	—	—	—	—	(20)
—	—	—	—	—	—	(256)	(256)
—	—	—	—	—	5,884	—	5,884
—	—	—	—	—	—	—	5,628
20,379	(675,100)	(3,211)	(84)	(497)	16,399	(248)	52,739
(3,211)	675,100	3,211	—	—	—	—	—
—	—	—	13	—	—	—	13
—	—	—	—	115	—	—	115
—	—	—	—	—	(1,500)	—	(1,500)
1,100	—	—	—	—	—	—	1,100
—	—	—	—	—	—	—	(20,000)
—	—	—	—	—	—	(95)	(95)
—	—	—	—	—	—	(248)	(248)
—	—	—	—	—	—	(16)	(16)
—	—	—	—	—	(5,679)	—	(5,679)
—	—	—	—	—	—	—	(6,038)
$ 18,268	—	$ —	$ (71)	$ (382)	$ 9,220	$ (607)	$ 26,429

Consolidated Statements of Cash Flows

(Dollars in Thousands)

Year Ended December 31	2001	2000	1999
Operating activities			
Net (loss) income	$ (5,679)	$ 5,884	$ 5,785
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization, including deferred financing costs	7,218	5,864	4,798
Amortization of deferred compensation	115	86	35
Provision for bad debt	611	297	504
Deferred income taxes	(149)	403	513
Changes in assets and liabilities, net of effects of acquisitions:			
Accounts receivable	15,229	(732)	(4,584)
Prepaid expenses and other current assets	33	(181)	(36)
Other assets	(667)	(199)	(98)
Accounts payable and accrued expenses	43	2,224	(425)
Accrued payroll	(8,838)	3,102	749
Income taxes payable	(3,358)	(1,378)	500
Deferred rent	(70)	(103)	(5)
Net cash provided by operating activities	4,488	15,267	7,736
Investing activities			
Expenditures for property and equipment	(1,442)	(1,750)	(1,919)
Repayment from notes receivable	13	42	46
Cash paid for acquisitions	(5,638)	(7,787)	(17,164)
Net cash used in investing activities	(7,067)	(9,495)	(19,037)

(Dollars in Thousands)

Year Ended December 31	2001	2000	1999
Financing activities			
Net change in revolving credit line	12,300	(3,050)	11,950
Repayment of long-term debt	—	(152)	(157)
Payment of capital lease obligations	(333)	(426)	(213)
Payments of loan acquisition fees	(1,610)	(289)	(176)
Payment of other loans	—	(1,020)	—
Proceeds from exercise of options	—	—	1,597
Purchase of treasury stock	—	(20)	(2,901)
Cash dividends paid	(750)	(1,039)	(1,100)
Net cash provided by (used in) financing activities	9,607	(5,996)	9,000
Effect of exchange rate changes on cash and cash equivalents	64	(94)	11
Increase (decrease) in cash and cash equivalents	7,092	(318)	(2,290)
Cash and cash equivalents at beginning of year	1,549	1,867	4,157
Cash and cash equivalents at end of year	$ 8,641	$ 1,549	$ 1,867
Supplemental disclosure of cash flow information			
Cash paid during the year for:			
Interest	$ 8,074	$ 8,511	$ 5,901
Income taxes	$ 844	$ 5,388	$ 3,176

Supplemental disclosure of noncash investing and financing activities

In 1999, the Company issued common stock valued at $475,000 for services. In 2000 and 1999 the Company issued 157,166 and 425,110 shares of its common stock valued at $416,000 and $1,969,000 respectively, for acquisitions.

In 2001, the Company did not purchase any property and equipment under capital leases. In 2000 and 1999, the Company purchased property and equipment under capital leases amounting to approximately $136,000 and $198,000, respectively.

See accompanying notes.

1 | Organization and Basis of Presentation

Headway Corporate Resources, Inc. and its wholly owned subsidiaries (the "Company") provide strategic staffing solutions and personnel worldwide. Its operations include information technology staffing, temporary staffing, human resource staffing, permanent placement and executive search. Headquartered in New York, the Company has temporary staffing offices in California, Connecticut, Florida, New Jersey, North Carolina, Virginia, and Texas and executive search offices in New York, Illinois, the United Kingdom, Japan, Hong Kong, Singapore and Australia.

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As more fully described in Note 8, the Company was in default on its Senior Credit Facility, Senior Subordinated Notes and Series G Convertible Preferred Stock as of December 31, 2001. On April 17, 2002, the Senior Credit Facility was amended, including an extension of the expiration date of the Senior Credit Facility to June 30, 2003, and waivers for the events of default on the Senior Subordinated Notes and Series G Convertible Preferred Stock were obtained.

2 | Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements include the accounts of Headway Corporate Resources, Inc. and its subsidiaries after elimination of intercompany accounts and transactions.

Revenue Recognition. Information technology staffing, temporary staffing and human resource staffing revenue is recognized when the temporary personnel perform the related services. Permanent placement revenue is recognized when the placement is employed. Provisions are made for estimated losses in realization (principally due to applicants not remaining in employment for the guaranteed period, usually 90 days).

Executive search services are primarily engaged on a retainer basis. Income from retainer contracts which provide for periodic billings over periods of up to one year, is recognized as earned based on the terms of the contract.

Cash Equivalents. Cash equivalents are comprised of certain highly liquid investments with a maturity of three months or less when purchased.

Property and Equipment. Property and equipment are stated at cost. Depreciation is computed utilizing the straight-line method over the estimated useful lives of the assets which range from three to seven years. Leasehold improvements are amortized utilizing the straight-line method over the lesser of the useful life of the leasehold or the term of the lease.

Deferred Rent. The Company leases premises under leases which provide for periodic increases over the lease term. Pursuant to Statement of Financial Accounting Standards No. 13, "Accounting for Leases", the Company records rent expense on a straight-line basis. The effect of these differences is recorded as deferred rent.

Deferred Taxes. The Company provides for deferred taxes pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the recognition of deferred taxes utilizing the liability method.

Foreign Currency Translation. Balance sheet accounts of the Company's United Kingdom, Asian and Australian subsidiaries are translated using year-end exchange rates. Statement of operations accounts are translated at monthly average exchange rates. The resulting translation adjustment is reported as other comprehensive income (loss) in stockholders' equity. Foreign exchange gains and losses for all the years presented were not significant.

Goodwill. Goodwill is amortized utilizing the straight-line method over periods of 20 to 30 years. The Company periodically evaluates the carrying value and the periods of amortization of goodwill based on the current and expected future un-discounted cash flow from operations of the entities giving rise to the goodwill to determine whether events and circumstances warrant revised estimates of carrying value or useful lives. No such write-downs have been made.

Deferred Financing Costs. Deferred financing costs are amortized utilizing the straight-line method over the term of the related debt.

Concentration of Credit Risk. Financial instruments that potentially subject the Company to concentration of credit risk include cash and cash equivalents and accounts receivable arising from its normal business activities. The Company places its cash and cash equivalents with high credit quality financial institutions.

The Company believes that its credit risk regarding accounts receivable is limited due to the large number of entities comprising the Company's customer base. In addition, the Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk of its customers, establishes an allowance for uncollectible accounts, where appropriate and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

Fair Value of Financial Instruments. The carrying amount of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value. It is not practicable to estimate the fair value of the borrowings under the Senior Credit Facility and Senior Subordinated Notes and the Series G Preferred Stock (see Note 8).

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Segment Information. The Company reports segment information in accordance with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("Statement 131"). Statement 131 establishes standards for the way companies report information about operating segments in annual financial statements. Statement 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers (see Note 16).

Stock-Based Compensation. The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations because the Company believes the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized on the date of grant.

New Accounting Standards. In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141, "Business Combinations", effective for all combinations initiated after June 30, 2001, and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statement. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provisions of SFAS 142 is expected to result in a decrease in amortization expense of approximately $4,000,000 ($0.37 per share) pre-tax per year. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. Based on steps the Company has taken to prepare for the adoption of Statement 142, it is likely that between $35 and $45 million of the goodwill related to the acquisitions completed by the Company will be impaired using the impairment test required by Statement 142. An impairment that is required to be recognized when adopting Statement 142 will be reflected as the cumulative effect of a change in accounting principle in the first quarter of 2002. The Company plans to complete the measurement of the impairment loss in 2002.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business". The Company is required to adopt SFAS 144 in the first quarter of 2002. The Company does not expect the adoption of this statement to have a material effect on its financial position and results of operations.

3 | Property and Equipment

Property and equipment consists of the following:

December 31	2001	2000
Leasehold improvements	$ 1,720,000	$ 1,667,000
Furniture and fixtures	1,884,000	1,844,000
Office and computer equipment	8,141,000	6,890,000
	11,745,000	10,401,000
Less accumulated depreciation and amortization	6,054,000	4,385,000
	$ 5,691,000	$ 6,016,000

4 | Related Party Transactions

In August 2000, the Company issued 60,000 shares of common stock to an employee for services. These shares vest in August 2003. Such shares were valued at $143,000, the then current market value. Deferred compensation is being amortized on a straight-line basis through August 2003.

In July 1999, the Company granted 125,000 shares of common stock to the Company's Chairman. These shares vest at the earlier of i) the Company's common stock price reaching a certain level, as defined, or ii) on July 1, 2006. Such shares were valued at $475,000 and the related deferred compensation is being amortized on a straight-line basis through July 1, 2006.

During the years ended December 31, 2001, 2000 and 1999, the Company incurred fees of approximately $61,000, $204,000 and $304,000, respectively, for legal services to an entity, whose partner is a member of the Company's Board of Directors.

5 | Acquisitions

In connection with acquisitions the Company made in 1997 and 1998, in addition to the purchase price paid at closing, the Company was obligated to pay additional cash and common stock earn-out consideration to the sellers based on future earnings. In 2001, 2000 and 1999, additional consideration of approximately $3,200,000, $7,847,000 and $12,363,000 was recorded, respectively. As consideration for a portion of the earn-outs recorded in 2000 and 1999, the Company issued 80,710 and 80,710 shares of the Company's common stock, valued at $333,333 and $333,333, respectively.

In June 1999, the Company acquired substantially all of the assets of a division of a North Carolina corporation and, in November 1999, the Company acquired all of the outstanding stock of a United Kingdom executive placement and management advisory company. The purchase price for these acquisitions of approximately

$8,707,000, including earn-outs, net of adjustments, recorded in 2001 and 2000 of $(234,000) and $215,000, and exceeded the fair value of the net assets acquired resulting in goodwill of approximately $8,317,000. A portion of the purchase price for the United Kingdom acquisition consisted of 344,400 shares of the Company's common stock valued at $1,691,000, which were issued at the time of the acquisition. In December 2000, the Company issued an additional 76,456 shares valued at $83,000 to the former shareholders of the United Kingdom company acquired, as additional earn-out consideration.

The aforementioned acquisitions have been accounted for as purchases and have been included in the Company's operations from the dates of the respective purchases. Any additional purchase price based on future earnings related to the aforementioned acquisitions will be recorded as additional goodwill upon the determination that the earn-outs have been met. The amortization of goodwill for the years ended December 31, 2001, 2000 and 1999 was approximately $4,013,000, $3,917,000 and $3,280,000, respectively.

The pro forma unaudited consolidated results of operations for the year ended December 31, 1999, assuming consummation of the aforementioned transactions as of the beginning of 1999 is as follows (in thousands, except for per share data):

Total revenue	$ 370,038
Net income	6,493
Net income available for common stockholders	5,393
Earnings per share:	
Basic	$ 0.52
Diluted	$ 0.45

6 | Termination of Employment Contract

In March 1999, the Company incurred costs of $2,329,000 associated with the termination of an employment contract.

7 | Derivative Financial Instruments

As of January 1, 2001, the Company adopted Financial Accounting Standards Board Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, (Statement 133) which was issued in June 1998.

The Company accounted for the accounting change as a cumulative effect of a change in an accounting principle. The adoption of Statement 133 resulted in a cumulative effect of an accounting change of $248,000, net of an applicable income tax benefit of $187,000, which was recognized as a charge to other comprehensive income.

The Company uses interest rate swap contracts for hedging purposes. The Company had entered into interest rate swap agreements that effectively converted a portion of its floating-rate debt to a fixed-rate basis through April 18, 2002, thus reducing the impact of interest-rate changes on future interest expense. Approximately $30,000,000 of the Company's outstanding debt was designated as the hedged item to an interest rate swap agreement at December 31, 2001. At December 31, 2001, the fair value of the interest rate swap contract amounted to approximately $463,000. The Company is exposed to credit loss in the event of non-performance by the counter party, a large financial institution. However, the Company does not anticipate non-performance by the counter party. For interest rate swaps, the net amounts paid or received and net amounts accrued through the end of the accounting period were included in interest expense. Unrealized gains or losses on interest rate swap contracts were not recognized in income. During the year ended December 31, 2001, the Company recognized a change in fair value of the derivative of $16,000 related to the change in fair value of the interest rate swap contract net of applicable income taxes of $12,000 as a component of other comprehensive income.

8 | Long-Term Debt and Credit Facilities

In March 1998, the Company completed a financing totaling $105,000,000 consisting of a $75,000,000 Senior Credit Facility ("the Senior Credit Facility"), $10,000,000 of Senior Subordinated Notes (the "Senior Subordinated Notes"), and $20,000,000 of Series F Convertible Preferred Stock (see Note 9).

In August 2000, the credit facility was amended and the amount that could be borrowed was reduced to $85,000,000. In August 2001, the Company further amended the Senior Credit Facility and obtained a waiver regarding compliance with certain financial ratios, which the Company had failed as of June 30, 2001, reducing the amount that could be borrowed from $85,000,000 to $72,000,000. The amended credit facility required, among other things, that the Company negotiate an extended payment schedule in connection with an earn-out payment related to a prior acquisition, by October 31, 2001. The Company did not complete this negotiation in the required time frame and was, therefore, in default of its Senior Credit Facility. The negotiation with the shareholders of the prior acquisition has since been completed. In addition, the Company failed to comply with certain financial ratios during the fourth quarter of 2001, creating an event of default under the Senior Credit Facility, the Indenture for the Senior Subordinated Notes and the Certificate of Designations for the Preferred Stock as of December 31, 2001.

As of December 31, 2001, $72,000,000 in aggregate principal amount was outstanding under the Senior Credit Facility, which was to mature on April 18, 2002 (see below). Substantially all assets of the Company have been pledged as collateral for the Senior Credit Facility.

As of December 31, 2001, $10,000,000 in aggregate principal amount was outstanding under the Senior Subordinated Notes and $20,000,000 in face amount of Series G Convertible Preferred Stock of the Company (the "Preferred Stock") was outstanding. The Senior Subordinated Notes are payable in March 2006 and bear interest at 12% per annum until March 2001, increasing to 14% per annum thereafter. In January 2001, the terms of the Senior Subordinated Notes were amended, including increasing the effective interest rate to 13% until March 2001 and 15% thereafter. In August 2001, the Company entered into a Limited Waiver and Amendment with the Senior Subordinated Notes Holders and the Preferred Stockholders, which provided the following:

(a.i) A waiver of the events of default on the Senior Subordinated Notes from April 1, 2001 through the "Bank Maturity Date", defined as the earliest of (1) April 18, 2002, (2) the termination or expiration of the amendment to the Senior Credit Facility dated August 23, 2001, (3) the date on which all indebtedness under the Senior Credit Facility is repaid or refinanced, or (4) the acceleration of any indebtedness under the Senior Credit Facility. Since the Company was in default as of December 31, 2001, the waiver was nullified.

(a.ii) A waiver of the payment of interest (but not the accrual of interest) under the Senior Subordinated Notes from April 1, 2001 through the Bank Maturity Date.

(a.iii) A waiver of the Preferred Stock events of default and a waiver of the payment of dividends (but not the accrual of dividends) on the Preferred Stock from April 1, 2001 through the Bank Maturity Date.

(a.iv) If all interest accrued on and prior to April 1, 2002 is not paid in full in cash by such date, then the interest rate on the Senior Subordinated Notes will be increased to 20% per annum commencing on July 1, 2001. Such increase has since been waived.

(a.v) If all dividends on the Preferred Stock accrued on or before January 2, 2002 are not paid in full in cash by such date then the annual dividend rate will be increased to 9% commencing at such time and further increased to 10% by April 1, 2002 if payment is not made. Such dividends were not paid before April 1, 2002.

(a.vi) If all interest on the Senior Subordinated Notes and dividends on the Preferred Stock accrued on and prior to (a) January 2, 2002 have not been paid in full in cash by such date, then the conversion price of the Preferred Stock shall be reduced to $2.75 per share at such time and prior to (b) April 1, 2002 have not been paid in full in cash by such date, then the conversion price of the Preferred Stock shall be further reduced at such time to $1.00 per share. The ability of the holders of the Preferred Stock to fully convert their shares is contingent upon an increase in the Company's authorized number of shares of common Stock, which requires common stockholders' approval ("Common Stockholders Approval"). Such interest and dividends were not paid before April 1, 2002, and accordingly the conversion price for the Series G Stock is now $1.00 per share.

(a.vii) The issuance of (1) warrants in the aggregate, immediately exercisable into 1,000,000 shares of the Company's common stock at an exercise price of $1.10 per share (the "First Series G Warrants") and (2) warrants in the aggregate exercisable into 1,150,000 (the "Second Series G Warrants") and 850,000 (the "Third Series G Warrants") shares of the Company's common stock at exercise prices of $.01 and $3.05 per share, respectively (collectively, the "Series G Warrants"). The Second Series G Warrants and the Third Series G Warrants became exercisable on January 2, 2002 because the Company did not make certain payments and meet certain other obligations. The issuance of the Series G Warrants resulted in estimated deferred financing costs based on the fair value of the warrants of $1,100,000, which is being amortized through April 2002.

(a.viii) Required maintenance of a certain amount of EBITDA, as defined, and maximum amounts of capital expenditures. Such EBITDA requirement was not met as of December 31, 2001.

(a.ix) In the event that as of April 1, 2002, (i) all payments accrued on and prior to such date have not been paid in full in cash by such date and (ii) the Common Stockholders Approval has not been obtained, the Preferred Stockholders and Senior Subordinated Note holders would receive alternative consideration to be negotiated with the Company, provided unless otherwise agreed, such compensation would include a decrease of the exercise price of all Series G Warrants to $.01 per share (see below). Such payments have not been made and Common Stockholders Approval has not been obtained.

(a.x) The exchange of the Series F Preferred Stock into an equal number of shares of a newly created Series G Convertible Preferred Stock. Such exchange took place as of September 7, 2001. The Series G Preferred Stock has the same features as the Series F Preferred Stock, other than the reduction in the conversion price under the conditions described above.

On April 17, 2002, the Senior Credit Facility and Senior Subordinated Notes were amended and the Company entered into the Second Limited Waiver with the Senior Subordinated Notes holders and the Preferred Stockholders, which provided the following:

(i) An extension of the Senior Credit Facility maturity date to June 30, 2003.

(ii) A waiver of the events of default on the Senior Subordinated Notes from March 31, 2002 through the "Recap Amendment Termination Date", defined as the earliest of (1) June 30, 2003 or such earlier on date on which the Senior Indebtedness may mature; (2) the date on which all amounts due under the Senior Credit Facility shall have been paid in full in cash; (3) the date on which the Senior Credit Facility is amended or modified in a manner that (A) increases the Base Rate, the Default Rate, the Applicable Margin or any other interest rate on the Senior Indebtedness (B) decreases the PIK Amount (C) increases the amount of fees or other payments due to the Agent or any Lender under the Senior Credit Facility (other than increases made in connection with events of default under the Senior Credit Facility that do not exceed, in the aggregate, 0.50% of the outstanding Senior Indebtedness), or (D) in consideration of which, the Agent (as defined in the Senior Credit Facility) or any Lender under the Senior Credit Facility is issued any additional equity interest in the Company; and (4) the acceleration of any indebtedness under the Senior Credit Facility or the exercise of any rights or remedies by any of the Lenders under the Senior Credit Facility.

(iii) A waiver of the payment of interest (but not the accrual of interest) under the Senior Subordinated Notes from March 31, 2002 through the Recap Amendment Termination Date.

(iv) A waiver of the Preferred Stock events of default and a waiver of the payment of dividends (but not the accrual of dividends) on the Preferred Stock from March 31, 2002 through the Recap Amendment Termination Date.

(v) A waiver of the increase in interest rate on the Senior Subordinated Notes from 15% to 20% retroactive to July 1, 2001.

(vi) An adjustment to the exercise price of the First Series G Warrants and the Third Series G Warrants to $0.25 per share.

(vii) Required maintenance of certain amounts of EBITDA, as defined, and maximum amounts of capital expenditures, as defined.

(viii) That the Company take all actions necessary to obtain Common Stockholder Approval at a stockholder meeting to be held no later than July 15, 2002, subject to extension under certain circumstances.

(ix) That the Company issue warrants to purchase 2,455,522 shares of common stock at $0.25 per share to the Lenders in connection with the amendment of its Senior Credit Facility.

As of December 31, 2001, the unpaid aggregate dividend for the second, third and fourth quarters of 2001 was $1,125,000 and the unpaid interest on the Senior Subordinated Notes was $1,125,000, and are included in accrued expenses.

In connection with an acquisition made in July 1997, the Company entered into a $451,000 note payable to the seller. This note was payable in six equal semi-annual installments commencing in January 1998 with interest at 6% per annum. The note was repaid during 2000.

9 | Stockholders' Equity

In March 1998, the Company authorized and issued 1,000 shares of Series F Convertible Preferred Stock for $20,000,000. The Series F Convertible Preferred Stock is non-voting, accrues dividends at the rate of 5.5% (increased to 7.5% in March 2000) per annum and was convertible into common stock at an initial conversion price of $5.58 per share (the market value of the Company's common stock at closing). On September 7, 2001, the Series F Convertible Preferred Stock were exchanged into an equal number of the newly created Series G Convertible Preferred Stock. Expenses in connection with the issuance of the Preferred Stock amounted to $1,367,000 and were accounted for as share issuance expenses.

During July 2001, guidance was issued in Emerging Issue Task Force Topic No. D-98, "Classification and Measurement of Redeemable Securities", which requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date; (2) at the option of the holder; or (3) upon the occurrence of an event that is not solely within the control of the issuer. The Company adopted this announcement during the quarter ended September 30, 2001. The Series F and Series G Convertible Preferred Stock requires redemption for cash upon the occurrence of a change of control, as defined. The change of control event which triggers redemption at the option of the holder is not deemed solely within the control of the Company. Accordingly, the Company has classified the Series G Convertible Preferred Stock outside of permanent stockholders' equity on the December 31, 2001 balance sheet. The change in classification has been applied retroactively and the December 31, 2000 balance sheet was restated with respect to the Series F Convertible Preferred Stock.

In May 1996, the Company loaned a total of $507,000 to ten employees of the Company at an interest rate of 8% per annum, payable quarterly over a term of five years. The funds were used by the employees to purchase a total of 2,170 shares of the Company's Series A Convertible Preferred Stock, (which was subsequently converted into common stock), from the then current Series A Convertible Preferred Stock stockholder. The loans outstanding ($71,000 at December 31, 2001) are collateralized by common stock.

In September 1998, the Company authorized a stock repurchase program of up to 1,000,000 shares of the Company's common stock. The Company did not make any purchases under this program in 2001. In 2000 and 1999, the Company repurchased 5,000 and 612,900 shares of the Company's common stock for approximately $20,000 and $2,901,000, respectively.

At December 31, 2001, approximately 9,825,000 shares of common stock have been reserved for future issuance as follows:

Convertible Preferred Stock	3,584,000
Series G Warrants	3,000,000
Stock Incentive Plan (see Note 10)	3,241,000
	9,825,000

At December 31, 2001, the Series G Warrants issued by the Company are fully vested and have exercise prices of $0.01 to $0.25 per share. The First Series G Warrants expire on the later of September 7, 2006 and the date on which all principal, premiums and interest on the Subordinated Notes has been paid in full and all of the Preferred Stock has been redeemed or converted. The Second Series G Warrants and the Third Series G Warrants expire on the later of January 2, 2007 and the date on which all principal, premiums and interest on the Subordinated Notes has been paid in full and all of the Preferred Stock has been redeemed or converted. During 2001, no warrants were exercised and approximately 270,000 warrants expired. During 2000, no warrants were exercised and approximately 102,000 warrants that were issued upon the conversion of Series D Convertible Preferred Stock were cancelled.

10 | (Loss) Earnings Per Share

The following table sets forth the computation of basic and diluted (loss) earnings per share for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
Numerator:			
Net (loss) income	$ (5,679,000)	$ 5,884,000	$ 5,785,000
Preferred stock dividend requirements	(1,500,000)	(1,414,000)	(1,100,000)
Numerator for basic (loss) earnings per share—net (loss) income available for common stockholders	(7,179,000)	4,470,000	4,685,000
Effect of dilutive securities:			
Preferred dividend requirements	—	1,414,000	1,100,000
Numerator for diluted (loss) earnings per share—net (loss) income available for common stockholders after assumed conversions	$ (7,179,000)	$ 5,884,000	$ 5,785,000
Denominator:			
Denominator for basic (loss) earnings per share—weighted-average shares	10,729,627	10,590,461	10,287,978
Effect of dilutive securities:			
Stock options, warrants and restricted shares	—	74,142	456,477
Convertible Preferred Stock	—	3,584,299	3,584,299
Dilutive potential common stock	—	3,658,441	4,040,776
Denominator for diluted (loss) earnings per share—adjusted weighted-average shares and assumed conversions	10,729,627	14,248,902	14,328,754
Basic (loss) earnings per share	$ (.67)	$ .42	$ .46
Diluted (loss) earnings per share	$ (.67)	$ .41	$ .40

The calculation of diluted (loss) earnings per share excludes potential common shares. During the year ended December 31, 2001, Series F and Series G Preferred Stock, restricted common stock, warrants and stock options were outstanding that would be dilutive (aggregating 3,865,934 shares), but were excluded because to include them would be antidilutive.

11 | Income Taxes

Pre-tax (loss) income from foreign operations was $(1,053,000), $1,718,000, and $(225,000) for the years ended December 31, 2001, 2000 and 1999, respectively.

Income tax expense from continuing operations consists of the following:

Year ended December 31	2001	2000	1999
Current:			
Domestic	$ (3,745,000)	$ 3,368,000	$ 3,771,000
Foreign	116,000	443,000	15,000
	(3,629,000)	3,811,000	3,786,000
Deferred expense:			
Domestic	50,000	577,000	513,000
Foreign	(199,000)	—	—
Total deferred expense	(149,000)	577,000	513,000
	$ (3,778,000)	$ 4,388,000	$ 4,299,000

The components of deferred tax assets and liabilities are as follows:

December 31	2001	2000
Deferred tax assets:		
Deferred rent	$ 462,000	$ 486,000
Allowances for doubtful accounts	559,000	438,000
NOL Carryforwards	932,000	—
Other	47,000	34,000
	2,000,000	958,000
Deferred tax liabilities:		
Depreciation	(216,000)	(123,000)
Intangibles	(2,091,000)	(1,228,000)
Cash to accrual adjustments	—	(63,000)
Other	—	—
	(2,307,000)	(1,414,000)
	$ (307,000)	$ (456,000)

A reconciliation of the statutory federal income tax rate to the effective rates is as follows:

Year ended December 31	2001	2000	1999
Statutory rate	(34)%	34%	34%
State and local income taxes (net of federal tax benefit)	(7)	7	7
Other	1	2	2
Effective tax rate	(40)%	43%	43%

The Company has federal and state net operating losses in the current year of approximately $10,500,000, which will be carried back for federal tax purposes and carried forward for state tax purposes.

12 | Stock Incentive Plan

Pursuant to the Company's Stock Incentive Plan (the "Plan"), up to 3,771,567 options to purchase common stock were reserved for grant. The Plan provides for the granting of stock options, stock appreciation rights and stock awards. Stock options intended to be incentive stock options will be granted at prices equal to at least market price on the date of the grant. A summary of the activity in the Plan is as follows:

	Number of Shares	Weighted-Average Exercise Price
Outstanding at December 31, 1998	1,968,129	$ 4.16
Granted	560,000	4.76
Canceled	(139,667)	4.14
Exercised	(403,231)	3.47
Outstanding at December 31, 1999	1,985,231	4.47
Granted	282,500	3.34
Canceled	(345,000)	4.59
Outstanding at December 31, 2000	1,922,731	4.27
Granted	20,000	0.60
Canceled	(95,950)	5.23
Outstanding at December 31, 2001	1,846,781	4.19
Exercisable at December 31, 1999	1,111,620	3.98
Exercisable at December 31, 2000	1,276,896	4.13
Exercisable at December 31, 2001	1,460,948	4.20

Options granted vest equally over three years or cliff vest at the end of a three-year term and are exercisable for a period not to exceed ten years from the date of grant. Information regarding options outstanding under the Plan at December 31, 2001 is as follows:

Exercise Price Range	Number of Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Number of Options Exercisable	Weighted-Average Exercise Price
$ 0.60	20,000	$ 0.60	9.7 years	20,000	$ 0.60
2.38 – 3.50	558,000	2.81	4.4 years	496,333	2.84
3.62 – 5.38	1,112,231	4.37	6.6 years	788,064	4.36
5.50 – 8.00	72,500	6.30	6.7 years	72,500	6.30
9.88	84,050	9.88	6.6 years	84,050	9.88
	1,846,781			1,460,948	

13 | Stock-Based Compensation

Pro forma information regarding net (loss) income and (loss) earnings per share is required by SFAS 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

Year ended December 31	2001	2000	1999
Assumptions			
Risk-free rate	4.61%	6.72%	5.83%
Dividend yield	0%	0%	0%
Volatility factor of the expected market price of the Company's common stock	.47	.70	68
Average life	5 years	5 years	5 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the options. The Company's pro forma information is as follows:

Year ended December 31	2001	2000	1999
Pro forma net (loss) income available for common stockholders	$ (7,462,000)	$ 4,039,000	$ 5,243,000
Pro forma earnings per share:			
Basic	(.70)	.38	.40
Diluted	(.70)	.38	.36

The weighted-average fair value of options granted during the years ended December 31, 2001, 2000 and 1999 was $0.28, $2.12 and $2.93 respectively. The weighted-average remaining contractual life of options exercisable at December 31, 2001 is 5.43 years.

14 | Commitments and Contingencies

The Company leases office space under operating leases which have various expiration dates through October 2009. The leases provide for additional rent based on increases in operating costs and real estate taxes. The Company also leases equipment under capital leases expiring at various times through January 2004.

Future minimum lease payments at December 31, 2001 under capital leases and noncancelable operating leases (shown net of $563,000 of sublease income per annum through 2009) with remaining terms of one year or more are as follows:

	Capital Leases	Operating Leases
2002	$ 246,000	$ 2,880,000
2003	111,000	2,218,000
2004	5,000	1,681,000
2005	—	1,211,000
2006	—	1,125,000
Thereafter	—	1,285,000
Total minimum lease payments	$ 362,000	$ 10,400,000
Less amounts representing interest	27,000	
Present value of net minimum lease payments	335,000	
Less current portion	224,000	
Long-term portion	$ 111,000	

Included in property and equipment at December 31, 2001 and 2000 are equipment recorded under capital leases with a cost of $1,170,000 and $1,635,000, respectively, and accumulated depreciation and amortization of $693,000 and $692,000, respectively. Amortization of equipment recorded under capital leases is included with depreciation expense.

Rent expense, including escalation charges, and net of sublease income of $563,000, $514,000 and $498,000 for the years ended December 31, 2001, 2000 and 1999 were $3,070,000, $2,976,000 and $2,634,000, respectively.

The Company has letters of credit outstanding aggregating $1,750,000 in connection with various guarantees relating to its workers compensation insurance policy, office leases and capital leases. The amount was reduced to $1,687,000 in January 2002.

In February 1999, a lawsuit was filed in the Superior Court of California alleging breach of contract, interference with prospective business relations, misappropriation of trade secrets and unfair competition. In February 2002, the lawsuit was settled. The settlement did not have a material effect on the financial position, results of operations or cash flows of the Company.

In May 2000, a lawsuit was filed in the Judicial District Court of Dallas County, Texas alleging breach of contract, fraud, negligence, negligent retention and supervision, civil conspiracy and harmful access by computer. Plaintiffs have alleged damages in the amount of $10 million. Headway believes the claims are unfounded and intends to defend itself vigorously.

The Company is party to litigation arising out of the normal course of its business. In the opinion of management, all matters are without merit or are of such kind or involve such amounts, as would not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

15 | Retirement Plan

The Company has a 401(k) plan covering substantially all its domestic employees. The plan does not require a matching contribution by the Company.

16 | Segment Information

Major Customers. For the year ended December 31, 2001, one staffing services customer accounted for 12% of the Company's revenues. For the year ended December 31, 2000, no customer accounted for more than 10% of the Company's revenues. For the year ended December 31, 1999, one staffing services customer accounted for 11% of revenues.

Geographic Information. For the years ended December 31, 2001, 2000 and 1999, the Company derived substantially all of its revenues from businesses located in the United States, and no other country accounted for more than 10% of the Company's revenues.

Business Segments. The Company classifies its business into two fundamental areas, staffing and executive search. Staffing consists of the placement and payrolling of temporary and permanent office, clerical and information technology professional personnel. Executive search focuses on placing middle to upper level management positions.

The Company evaluates performance based on the segments' profit or loss from operations before unallocated corporate overhead. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies (see Note 2).

(Dollars in Thousands)

Year ended December 31, 2001	Staffing Services	Executive Search Services	Total
Revenues	$ 296,921	$ 26,116	$ 323,037
Depreciation and amortization	4,979	808	5,787
Interest expense	9,203	443	9,646
Interest income	(41)	—	(41)
Segment (loss) income before income tax (benefit) expense	(7,824)	1,496	(6,328)
Income tax (benefit) expense	(3,244)	688	(2,556)
Segment (loss) profit	(4,580)	808	(3,772)
Segment assets	120,419	19,579	139,998
Expenditures for long-lived assets	1,157	285	1,442

(Dollars in Thousands)

Year ended December 31, 2000	Staffing Services	Executive Search Services	Total
Revenues	$ 333,465	$ 37,650	$ 371,115
Depreciation and amortization	4,479	858	5,337
Interest expense	6,818	253	7,071
Interest income	(98)	—	(98)
Segment income before income tax expense	6,141	8,127	14,268
Income tax expense	2,641	3,413	6,054
Segment profit	3,500	4,714	8,214
Segment assets	128,478	23,356	151,834
Expenditures for long-lived assets	1,435	315	1,750

(Dollars in Thousands)

Year ended December 31, 1999	Staffing Services	Executive Search Services	Total
Revenues	$ 334,743	$ 25,999	$ 360,742
Depreciation and amortization	3,930	481	4,411
Termination of employment contract	2,329	—	2,329
Interest expense	5,801	8	5,809
Interest income	(89)	(18)	(107)
Segment income before income tax expense	6,371	6,616	12,987
Income tax expense	2,785	2,748	5,533
Segment profit	3,586	3,868	7,454
Segment assets	127,518	19,392	146,910
Expenditures for long-lived assets	1,538	381	1,919

(Dollars in Thousands)

Year ended December 31	2001	2000	1999
Reconciliation to net income			
Total (loss) profit for reportable segments	$ (3,772)	$ 8,214	$7,454
Unallocated amounts:			
Interest expense	(1,233)	(978)	(522)
Interest income	72	7	15
Corporate overhead	(1,968)	(3,025)	(2,396)
Income tax benefit	1,222	1,666	1,234
Net (loss) income	$ (5,679)	$ 5,884	$5,785

(Dollars in Thousands)

December 31	2001	2000	1999
Reconciliation to total assets			
Total assets for reportable segments	$ 139,998	$ 151,834	$ 146,910
Other assets	9,166	2,352	1,509
Total assets	$ 149,164	$ 154,186	$ 148,419

17 | Quarterly Results of Operations (Unaudited)

The following is a summary of the quarterly results for the years ended December 31, 2001 and 2000.

(Dollars in Thousands, except per share data)

2001 Quarter Ended	March	June	September	December
Revenues	$ 89,713	$ 83,181	$ 76,140	$ 74,003
Operating income (loss)	5,755	370	(557)	(4,259)
Net income (loss)	1,984	(906)	(2,017)	(4,740)
Net income (loss) available for common stockholders:				
Basic	$ .15	$ (.12)	$ (.22)	$ (.48)
Diluted	$ .14	$ (.12)	$ (.22)	$ (.48)

(Dollars in Thousands, except per share data)

2000 Quarter Ended	March	June	September	December
Revenues	$ 96,315	$ 96,655	$ 91,678	$ 86,467
Operating income	4,998	5,187	3,674	4,357
Net income	1,819	1,802	870	1,393
Net income available for common stockholders:				
Basic	$ .14	$ .14	$ .05	$ .10
Diluted	$ .13	$ .13	$ .05	$ .10

Corporate information

Board of Directors

Gary S. Goldstein
Chairman of the Board
and Chief Executive Officer

Barry S. Roseman
President and Chief Operating Officer

G. Chris Andersen
Managing Director
Andersen, Weinroth & Co.

E. Garrett Bewkes, III
Managing Principal
GarMark Advisors LLC

Ehud D. Laska
Director and Chairman
Coleman and Company
Securities, Inc.

Richard B. Salomon
Partner in the law firm of Salans
Hertzfeld Heilbronn Christy & Viener

Corporate Officers and Subsidiary Officers

Headway Corporate Resources, Inc.
Gary S. Goldstein
Chairman of the Board
and Chief Executive Officer

Barry S. Roseman
President and Chief Operating Officer

Philicia G. Levinson
Senior Vice President
and Chief Financial Officer

Michael List
Chief Technology Officer

Headway Corporate Staffing Services, Inc.
Jamie Schwartz
Executive Vice President
and Chief Operating Officer

Whitney Group
Whitney Group (New York)
Alicia C. Lazaro
Vice Chairman

Eileen T. Tierney
Vice Chairman

Whitney Group (Asia)
Stephen Clasper
Chief Executive

Whitney Carlyle
Max DeZara
President

Shareholder Information

Corporate Headquarters
317 Madison Avenue
New York, New York 10017
(212) 672-6501

Independent Auditors
Ernst & Young LLP
New York, New York

Transfer Agent and Registrar
Interwest Transfer Co., Inc.
P.O. Box 17136
Salt Lake City, Utah 84117

Corporate Counsel
Weil, Gotshal & Manges LLP
New York, New York

Cohne, Rappaport & Segal P.C.
Salt Lake City, Utah

Investor Relations
Wolfe Axelrod Weinberger
Associates, LLC
New York, New York

Upon written request we will furnish our shareholders without charge with a copy of our annual report on Form 10-K as filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2001. Requests should be directed to:

Barry S. Roseman
President and Chief Operating Officer
Headway Corporate Resources, Inc.
317 Madison Avenue
New York, New York 10017

Concept, Design & Execution by Aon Communication Consulting, New York City

New York ◦ California ◦ Connecticut ◦ Florida ◦ Illinois ◦ Massachusetts ◦ New Jersey ◦ North Carolina ◦ Texas ◦ Virginia ◦ United Kingdom ◦ Japan ◦ Hong Kong ◦ Australia

HEADWAY
CORPORATE RESOURCES